Exhibit 99.1

ITEM 77C - SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS


The Registrant's most recent Annual Meeting of Stockholders was held at 11:00 Pacific Time, on October 25, 2002. At that meeting, the shareholders ratified the selection of Lavine, Lofgren, Morris & Engelberg as the Registrant's accountants and selected each of the nominees listed in the Registrant's Proxy Statement dated October 28, 2002, as a Director, to serve for the ensuing year.